6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16. UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number 001-40695

Dole plc
(Translation of registrant's name into English)

29 North Anne Street
Dublin 7
Ireland
D07 PH36
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

On March 7, 2023, Dole plc (the "Company") will host a conference call and simultaneous webcast to discuss the Company's financial results for the three months and year ended December 31, 2022. An archived replay of the webcast and the investor presentation used during the webcast will be available shortly after the live event has concluded in the Investors section of the Company's website, www.doleplc.com/investors. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No. Description

99.1 Dole plc Press Release issued March 7, 2023– Dole plc Reports Fourth Quarter 2022 Financial Results

DOLE PLC
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 7, 2023	DOLE PLC
(Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer